UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Telecom Argentina S.A. Announces Early Participation Date Results, Elects to Exercise its Early Settlement Right and Announces an Extension of Early Participation Consideration for its Exchange Offer

July 25, 2024 — Buenos Aires, Argentina

Telecom Argentina S.A. (“Telecom”) announced today the Early Participation Date results and an extension of the Early Participation Consideration for its offer to exchange (the “Exchange Offer”) up to U.S.$200,000,000 in aggregate principal amount of its outstanding 8.000% Notes due July 18, 2026 (the “Old Notes”) validly tendered and accepted for exchange for newly issued 9.500% Senior Amortizing Notes due 2031 (the “New Notes”) of Telecom.

The Exchange Offer is being made on the terms and subject to the conditions set forth in the exchange offer memorandum, dated July 11, 2024 (the “Exchange Offer Memorandum”), and the supplement to the Exchange Offer Memorandum, dated July 15, 2024 (such supplement together with the Exchange Offer Memorandum, the “Offering Memorandum”), and the related eligibility letter (the “Eligibility Letter” and, together with the Offering Memorandum, the Exchange Offer Documents”). Capitalized terms used but not defined herein have the meanings assigned to them in the Exchange Offer Documents.

The following table summarizes the Early Participation Date results for the Exchange Offer as of 5:00 p.m. New York City time on July 24, 2024 (the “Early Participation Date”) and the principal amount of Old Notes that Telecom has accepted for exchange:

Description of Bonds	CUSIP/ISIN Nos.	Principal Amount Outstanding	Principal Amount Tendered by the Early Participation Date and Accepted for Exchange
8.000% Notes due July 18, 2026	Rule 144A: CUSIP No.: 879273 AR1 ISIN No.: US879273AR14 Regulation S: CUSIP No.: P9028N AV3 ISIN No.: USP9028NAV30	U.S.$400,000,000	U.S.$115,299,000

Telecom also announced that it is extending the offer to pay the Early Participation Consideration through the Expiration Date. As a result, holders of Old Notes that are validly tendered (and not validly withdrawn) at or prior to the Expiration Date, including those who have validly tendered (and not validly withdrawn) Old Notes at or prior to the Early Participation Date, and accepted for exchange (subject any required proration), will be entitled to receive the Early Participation Consideration as set forth in the Offering Memorandum. The complete terms and conditions of the Exchange Offer are described in Telecom’s Exchange Offer Documents. Except as described in this press release, the other terms of the Exchange Offer as set forth in the Exchange Offer Documents remain unchanged.

The Withdrawal Date of 5:00 p.m. (New York City time) on July 24, 2024 has now passed. Old Notes that have been validly tendered may no longer be withdrawn, and any Old Notes validly tendered on and after the date hereof and prior to the Expiration Date may not be withdrawn.

Telecom has elected to exercise its right to accept the Old Notes validly tendered at or prior to the Early Participation Date and exercise its Early Settlement Right. The early settlement date on which Telecom will settle the Old Notes accepted in the Exchange Offer is expected to be July 26, 2024 (the “Early Settlement Date”). The Exchange Offer will expire at 5:00 p.m. (New York City time) on August 8, 2024 (the “Expiration Date”).

The New Notes issued as exchange consideration pursuant to the Exchange Offer will be issued as additional notes under the indenture, dated July 18, 2024, pursuant to which Telecom issued its outstanding U.S.$500,000,000 9.500% senior amortizing notes due 2031 (the “New Money Notes”). The New Notes will be issued pursuant to a Company Order (as defined in the Indenture), in accordance with the terms of Sections 2.01 and 2.09 of the Indenture. On the terms and subject to the conditions set forth in the Offering Memorandum, Telecom will issue U.S.$115,263,000 aggregate principal amount of New Notes as exchange consideration for Old Notes accepted in the Exchange Offer. Considering the aggregate principal amount of New Money Notes outstanding prior to the Early Settlement Date, the aggregate principal amount outstanding of 9.500% senior amortizing notes due 2031 after the Early Settlement Date is expected to be U.S.$615,263,000 considering both the New Notes and the New Money Notes in the aggregate.

Given that the Early Settlement Date is expected to occur within thirteen days of the settlement of the New Money Notes, for U.S. federal income tax purposes, the New Notes will be part of the same issue as the New Money Notes. No assurance can be given that the Tax Fungibility Condition will be satisfied as of the Final Settlement Date.

In accordance with the terms of the Exchange Offer, because accrued interest on the New Notes from the issuance date thereof, which is expected to be the same as the issuance date of the New Money Notes, to the Early Settlement Date will exceed accrued interest on the Old Notes from the last payment date to the Early Settlement Date, the Accrued Coupon Payment for Old Notes accepted in the Exchange Offer is expected to be zero.

Morrow Sodali International LLC is acting as the information and exchange agent (the “Information and Exchange Agent”) for the Exchange Offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Old Notes, the New Notes or the New Money Notes. The Exchange Offer is not being made to holders in any jurisdiction in which Telecom is aware that the making of the Exchange Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer will be deemed to be made on Telecom’s behalf by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Exchange Offer may be directed to the dealer managers. Requests for additional copies of the Statement and related documents may be directed to the Information and Exchange Agent.

Only holders of Old Notes who have returned a duly completed electronic Eligibility Letter certifying that they are (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), (2) located outside of the United States (other than “U.S. persons” (as defined in Rule 902 under the Securities Act)), who are qualified offerees in other jurisdictions and who are not Argentine Entity Offerees (as defined in the Eligibility Letter) or Non-Cooperative Jurisdiction Offerees (as defined in the Eligibility Letter), (3) “non-U.S. persons” who are Argentine Entity Offerees, (4) “non-U.S. persons” who are Non-Cooperative Jurisdictions Offerees, or (5) “non-U.S. persons” who are Eligible Canadian Holders (as defined in the Eligibility Letter), are authorized to receive the Exchange Offer Memorandum and to participate in the Exchange Offer (such holders, “Eligible Holders”).

Forward-Looking Statements

All statements in this announcement, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this announcement and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which Telecom has no control. Telecom assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

The Information and Exchange Agent for the Exchange Offer is:

Morrow Sodali International LLC
E-mail: telecomargentina@investor.morrowsodali.com
Exchange Offer Website: https://projects.morrowsodali.com/telecomargentinaexchange

In London 103 Wigmore Street W1U 1QS London Telephone: +44 20 4513 6933	In Stamford 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902 Telephone: +1 203 658 9457

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 25, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations